EXHIBIT 21.01

                                  SUBSIDIARIES

The Company has two wholly-owned subsidiaries: iSt Services, Inc. and Tracking Systems Corporation. ABS Nebraska, Inc., an inactive wholly-owned subsidiary, was dissolved in 2003. iSt Services, Inc. was incorporated on September 25, 2002, in the State of Nebraska and is in good standing. The address of the iSt Services, Inc. is 5022 South 114th Street, Suite 103, Omaha, Nebraska 68137. Tracking Systems Corporation was incorporated on February 14, 1991, in the State of Pennsylvania and is in good standing. The address of Tracking Systems Corporation is 2404 Park Drive, Harrisburg, Pennsylvania 17110.